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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Persons

   Johnson & Johnson
   One Johnson & Johnson Plaza
   New Brunswick, New Jersey 08933

   INO Acquisition Corp.
   c/o Johnson & Johnson
   One Johnson & Johnson Plaza
   New Brunswick, New Jersey 08933
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2. Date of Event Requiring Statement (Month/Day/Year)

   2/10/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Innotech, Inc. (IIII)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Common Stock                                474,515               D
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   Common Stock                              3,331,608               I                    See note on attached page.
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Reminder: Report on a separate line for each class                                                                        (Over)
of securities beneficially owned directly or indirectly.                                                         SEC 1473 (8-92)
(Print or Type Responses)



              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

==============================================================================

                                                                                                 5. Owner-
                                             3. Title and Amount of Securities                      ship
                                                Underlying Derivative Security                      Form of
                  2. Date Exercisable           (Instr. 4)                                          Derivative
                     and Expiration Date     ---------------------------------    4. Conver-        Security:
                     (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
1. Title of       ----------------------                            or               Exercise       (D) or         Indirect
   Derivative     Date        Expira-                               Number           Price of       Indirect       Beneficial
   Security       Exer-       tion                                  of               Derivative     (I)            Ownership
   (Instr. 4)     cisable     Date           Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

 Stock Options    currently   8/23/05        Common Stock            70,887           $ .079         I              See note on
                                                                                                                    attached page.
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 Stock Options    currently   8/23/00        Common Stock           583,469           $15.50         I              See note on
                                                                                                                    attached page.
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 Stock Options    currently   10/16/06       Common Stock            62,500           $ 9.00         I              See note on
                                                                                                                    attached page.
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** Intentional misstatements or omissions of                       /s/ James R. Utaski                       February 20, 1997
   facts constitute Federal Criminal Violations.                   --------------------------------          ---------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                       ** Signature of Reporting Person          Date
                                                                   Johnson & Johnson
                                                                   By James R. Utaski
Note:  File three copies of this Form, one of                         Director
       which must be manually signed.  If space                       Vice President
       provided is insufficient, See Instruction 6
       for procedure.


                                                                   /s/ James R. Utaski
                                                                   --------------------------------
                                                                   ** Signature of Reporting Person
                                                                   INO Acquisition Corp.
Note:  File three copies of this Form, one of                      By James R. Utaski
       which must be manually signed.  If space                       President                                          Page 2
       provided is insufficient, See Instruction 6                    Director                                   SEC 1473 (8-92)
       for procedure.


                          Explanation of Responses

          On February 10, 1997, in connection with the proposed merger of INO Acquisition Corp. ("INO") with Innotech, Inc. ("Innotech"), Johnson & Johnson, INO and certain stockholders of Innotech (the "Selling Stockholders") entered into a stockholder agreement (the "Stockholder Agreement"), which provides that each Selling Stockholder will sell, and INO will purchase, all 3,331,608 outstanding Innotech shares beneficially owned by such Selling Stockholder, as well as any shares subsequently acquired by a Selling Stockholder through the exercise of options or otherwise, at a price per share equal to $13.75, subject to the satisfaction of certain conditions. The Stockholder Agreement also provides, among other things, that each Selling Stockholder may, and at Johnson & Johnson's request shall, tender its shares subject to the Stockholder Agreement into INO's tender offer for all the outstanding Innotech shares. Any shares of any Selling Stockholder not purchased in INO's tender offer will be purchased at the same time as payment is made pursuant to INO's tender offer. Pursuant to the Stockholder Agreement, each Selling Stockholder has also executed and delivered a proxy for the benefit of INO with respect to the shares subject to the Stockholder Agreement owned by such Selling Shareholder to vote such shares against certain competing transactions.

          As of February 10, 1997, one of the Selling Stockholders owned 879,992 options to purchase shares, 716,856 of which he is entitled to exercise within 60 days of February 10, 1997 (without giving effect to the acceleration of options in connection with INO's tender offer and the merger).